UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*



                          UCI Medical Affiliates, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  902633-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Robert A. Leichtle, I-20 at Alpine Road, Columbia, SC 29219 (803)788-3860
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                April 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.         902633-10-6
                 ------------------
1.       Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only).

Blue Cross and Blue Shield of South Carolina
---------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
         ------------------

        (b)
         ------------------

3.       SEC Use Only
                      ------------------

4.       Source of Funds (See Instructions)  AF
                                            ------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                              ------------------

6.       Citizenship or Place of Organization USA
                                              ------------------

 Number of              7.      Sole Voting Power
 Shares Bene                                        -------------------
 ficially by            8.      Shared Voting Power 6,726,019
 Owned by Each                                      ------------------
 Reporting              9.      Sole Dispositive Power
 Person With                                           ------------------
                        10.     Shared Dispositive Power  6,726,019
                                                         ------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person  6,726,019
                                                                     -----------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ------------------
13. Percent of Class Represented by Amount in Row (11) 69.06%.
                                                      -------------------------
    Type  of Reporting Person (See Instructions)  IC, HC and CO.
                                                 -------------------------------

CUSIP No.         902633-10-6
                 ------------------

1. Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only).

Companion HealthCare Corporation
---------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
          ------------------

       (b)
          ------------------

3. SEC Use Only
                ------------------
4. Source of Funds (See Instructions) WC
                                     ------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization USA .

                      7. Sole Voting Power 6,107,838
                                           ------------------
                      8. Shared Voting Power
                                             ------------------
                      9. Sole Dispositive Power 6,107,838
                                               ------------------
                      10. Shared Dispositive Power
                                                  ------------------

11. Aggregate Amount  Beneficially Owned by Each Reporting Person 6,107,838
                                                                 ----------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 -------------------------

13. Percent of Class Represented by Amount in Row (11) 62.71%
                                                      ------------
14.  Type  of  Reporting  Person  (See Instructions)  CO
                                                      ------------

CUSIP No.         902633-10-6
                 ------------------

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

Companion Property and Casualty Insurance Company
-------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (c)
           ------------------

       (d)
           ------------------

3.   SEC Use Only

4.   Source of Funds (See Instructions) AF.
                                       ---------------------------------


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship  or  Place  of Organization   USA
                                               ----------------
         Number of             7. Sole Voting Power  618,181
         Shares                                      -----------------
         Beneficially          8. Shared Voting Power
         Owned by Each                                -----------------
         Reporting             9. Sole Dispositive Power 618,181
         Person With                                     -----------------
                               10. Shared Dispositive Power
                                                            -----------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   618,181
                                                                  --------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                         -------------------------

13. Percent of Class Represented by Amount in Row (11) 6.35%.
                                                       --------------------

14. Type of Reporting Person (See Instructions) IC and CO.

Item 1.  Security and Issuer

         This amendment to Schedule 13D is filed with respect to the common stock, par value $0.05 per share, of UCI Medical Affiliates, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4416 Forest Drive, Columbia, South Carolina 29206.


Item 2.  Identity and Background

         Pursuant to Instruction C of the General Instructions to Schedule 13D, the information set forth in sections (A), (B) and (C) below is being provided with respect to each of the three entities on whose behalf this amendment to
Schedule 13D is being filed.

         (A) Blue Cross and Blue Shield of South Carolina ("BCBS") is a mutual insurance corporation organized under the laws of the state of South Carolina. Its principal business is group health insurance. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of BCBS are listed below. To the knowledge of BCBS, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is the Chairman, President and Chief Executive Officer and a Director of BCBS.

         (2) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is the Executive Vice President, Chief Financial Officer and Treasurer of BCBS.

         (3) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is the President and Chief Operating Officer of the Blue Cross-Blue Shield Division of BCBS.

         (4) William R. Horton, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Horton is the President and Chief Operating Officer of the Government Programs Division of BCBS.

         (5) Stephan K. Wiggins, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Wiggins is the Senior Vice President and Chief Information Officer of BCBS.

         (6) Bill L. Amick, Batesburg-Leesville, South Carolina. Mr. Amick is Chief Executive Officer of Amick Farms and a Director of BCBS.

         (7) Helen E. Clawson, Charleston, South Carolina. Mrs. Clawson is an attorney and a Director of BCBS.

         (8) Merl F. Code, Greenville, South Carolina. Mr. Code is an attorney and a Director of BCBS.

         (9) Harry R. Easterling, Bennettsville , South Carolina. Mr. Easterling is an attorney and a Director of BCBS.

         (10) E.Erwin Maddrey II, Greenville, South Carolina. Mr. Maddrey is President of Delta Woodside, Inc. (a textile manufacturer) and a Director of BCBS.

         (11) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of BCBS.

         (12) John M. Trask, Jr., Beaufort, South Carolina. Mr. Trask is Chairman of First Carolina Corporation (a real estate development company) and a Director of BCBS.

         (B) Companion HealthCare Corporation ("Companion") is a corporation organized under the laws of the state of South Carolina. Its principal business is the operation of a health maintenance organization, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of Companion are listed below. To the knowledge of Companion, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is the Chief Executive Officer and the Chairman of the Board of Directors of Companion.

         (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is the President of Companion.

         (3) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of Companion.

         (4) David S. Pankau, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Pankau is the Senior Vice President - Administration, Chief Operating Officer and a Director of Companion.

         (5) Doug Fleming, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Fleming is the Senior Vice President, Health Services of Companion.

         (6) Ann T. Burnett, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Burnet is Vice President of Companion.

         (7) William H. Ferguson, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Ferguson is Vice President of Companion and Chief Marketing Officer.

         (8) Gary M. Keller, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Keller is Vice President of Companion.

         (9) Mary P. Mazzola, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Mazzola is Vice President of Companion.

         (10) Timothy L. Vaughn, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Vaughn is Chief Financial Officer and Assistant Treasurer of Companion.

         (11) Laura Bird Long, M.D., I-20 at Alpine Road, Columbia, S outh Carolina 29219. Dr. Long is Chief Medical Officer of Companion.

         (12) Vivian B. Gray, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Gray is Secretary of Companion..

         (13) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is Treasurer of Companion.

         (14) Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Vice President and Corporate General Counsel with BCBS and a Director of Companion.

         (15) Bruce E. Honeycutt, I-20 at Alpine Road, Columbia, South Carolina. Mr. Honeycutt is a Vice President with BCBS and a Director of Companion.

         (C) Companion Property and Casualty Insurance Company ("CPCI") is a corporation organized under the laws of the state of South Carolina. Its principal business is property and casualty insurance, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of CPCI are listed below. To the knowledge of CPCI, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                                       6

         (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is the Chairman of the Board of Directors and Chief Executive Officer of CPCI.

         (2) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is the Treasurer and a Director of CPCI.

         (3) William R. Horton, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Horton is the President and Chief Operating Officer of the Government Programs Division of BCBS and a Director of CPCI.

         (4) Charles M. Potok I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Potok is the President and a Director of CPCI.

         (5) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of CPCI.

         (6) Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Vice President and Corporate General Counsel with BCBS and a Director of CPCI.

         (7) Doug Feming, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Fleming is the Senior Vice President, Health Services of Companion and a Director of CPCI.

         (8) William R. Shrader, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Shrader is a Vice President and Chief Accuary with BCBS and a Director of CPCI.

         (9) Vivian B. Gray, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Gray is Secretary of CPCI.

Item 3. Source and Amount of Funds or Other Consideration

         On April 30, 2004, Companion purchased an aggregate of 2,081,009 shares of common stock of the Issuer in three private transactions from three holders of such securities. Companion paid cash of $0.50 per share for an aggregate purchase price of $1,040,504.50 for all of the shares purchased. The purchase price was paid using funds from the working capital of Companion. The aggregate purchase was comprised of a purchase of 300,000 shares from each of Huizenga Investments, LP and Westbury (Bermuda) Ltd. and the purchase of 1,481,009 shares from MainStreet Healthcare Corporation.


Item 4. Purpose of Transaction

         The purpose of the acquisition of the securities by Companion described in Item 3 of this Schedule 13D is for investment, and to assist the Issuer in strengthening facilities used by subscribers of Companion and BCBS in conjunction with services offered by Companion and BCBS, and to assure access to such facilities and related services. None of BCBS, Companion or CPCI presently has any plans to acquire additional shares, although any or all of these entities may do so from time to time in the future.


Item 5. Interest in Securities of the Issuer

         Companion is the record and beneficial owner of 6,107,838 shares, or 62.71%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. CPCI is the record and beneficial owner of 618,181 shares, or 6.35%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. BCBS may be deemed to have indirect beneficial ownership of the same shares by virtue of its ownership of all of the stock of, and ability to elect the directors of, Companion and CPCI. Nevertheless, BCBS disclaims such beneficial ownership and hereby declares that pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that BCBS is the beneficial owner of any of the shares covered by such filing.

         No other person named in Item 2 of this Schedule 13D is the beneficial owner of any of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Issuer has granted to each of Companion and CPCI the right to require registration of the shares of the common stock of the Issuer held by each of them (other than the shares acquired in the transaction described in Item 3 of this amendment to Schedule 13D) under certain circumstances as described in the respective stock purchase agreements pursuant to which each of Companion and CPCI acquired shares directly from the Issuer. BCBS and its subsidiaries have the option to purchase as many shares of the Issuer as maybe necessary for BCBS and its subsidiaries to obtain ownership of 47% of the outstanding common stock of the Issuer in the event that the Issuer issues additional stock to other parties (excluding shares issued to employees or directors of Issuer).


Item 7. Material to Be Filed as Exhibits

         (a) Copy of written agreement relating to the filing of joint acquisition statements.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.



Date:   April 30, 2004       BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA


                             By:      /s/ ROBERT A. LEICHTLE
                                ------------------------------------------------
                                      Robert A. Leichtle
                                      Executive Vice President , Chief Financial
                                      Officer and Treasurer


Date:   April 30, 2004       COMPANION HEALTHCARE CORPORATION


                             By:      /s/ ROBERT A. LEICHTLE
                                ------------------------------------------------
                                      Robert A. Leichtle
                                      Treasurer


Date:   April 30, 2004       COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY


                             By:      /s/ ROBERT A. LEICHTLE
                                ------------------------------------------------
                                      Robert A. Leichtle
                                      Treasurer

EXHIBIT 1
to Amendment No. 8 to Schedule 13D




                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY



         Pursuant to the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of UCI Medical Affiliates, Inc., which Schedule 13D relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person. Dated this 30th day of April, 2004.



                  BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA


                                            By:      /s/ ROBERT A. LEICHTLE
                                               ---------------------------------
                                                     Robert A. Leichtle
                                                     Executive Vice President,
                                                     Chief Financial Officer
                                                     and Treasurer


                                            COMPANION HEALTHCARE CORPORATION


                                            By:      /s/ ROBERT A. LEICHTLE
                                               ---------------------------------
                                                     Robert A. Leichtle
                                                     Treasurer


                COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY


                                            By:      /s/ ROBERT A. LEICHTLE
                                               --------------------------------
                                                     Robert A. Leichtle
                                                     Treasurer